Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp,

Commission File No. 001-32576

October 24, 2012

11 a.m. ET

Operator

Welcome to the ITC Holdings Corporation third-quarter conference call and webcast. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will follow at that time.

(Operator Instructions).

As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s conference, Ms. Gretchen Holloway. Ma’am, you may begin.

Gretchen Holloway - ITC Holdings Corp. – Director, Investor Relations

Good morning, everyone, and thank you for joining us for ITC’s 2012 third-quarter earnings conference call. Joining me on today’s call are Joseph Welch, Chairman, President and CEO of ITC; and Cameron Bready, our Executive Vice President and CFO. Last night we issued a press release summarizing results for the third quarter and for the nine months ended September 30, 2012. We expect to file our form 10-Q with the Securities and Exchange Commission today.

Before we begin, I would like to make everyone of the cautionary language contained in the Safe Harbor statement. Certain statements made during today’s call that are not historical facts, such as those regarding our future plans, objectives, and expected performance, reflect forward-looking statements under federal securities laws. While we believe the statements are reasonable, they are subject to various risks and uncertainties and actual results may differ materially from our projections and expectations.

These risks and uncertainties are discussed in our reports filed with the SEC, such as our periodic reports on forms 10-Q and 10-K and our other SEC filings. You should consider these risk factors when evaluating our forward-looking statements. Our forward-looking statements represent our outlook only as of today, and we disclaim any obligation to update these statements except as may be required by law. A reconciliation of the non-GAAP financial measures discussed on today’s call is available on the Investor Relations page of our website.

In addition, on September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC to register shares of ITC common stock to be issued to shareholders of Entergy Corporation in connection with the proposed transaction with Entergy Corporation previously announced on December 5, 2011. This registration statement, which has not yet become effective, includes a proxy statement of ITC that also constitutes a prospectus of ITC and will be sent to ITC shareholders.

Investors are encouraged to read the joint proxy statement and prospectus in its entirety, as well as any other relevant documents when they become publicly available. These documents contain important information about the proposed transaction. The joint proxy statement and prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC website at www.sec.gov when they are available.

The joint proxy statement and prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement and prospectus can also be obtained free of charge upon written request to ITC or Entergy.

Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction is contained in ITC’s proxy statement for its most recent annual meeting and Entergy’s proxy statement for its most recent annual meeting, both of which are filed with the SEC as well as in the joint proxy statement and prospectus. I will now to the call over to Joe Welch.

Joe Welch - ITC Holdings Corp. – Chairman, President & CEO

Thank you, Gretchen, and good morning, everyone. I’m very pleased to report another successful quarter in terms of operational and fiscal performance as well as advancing our strategic efforts on multiple fronts. These results continue to build on our history of strong execution and further demonstrate our ability to appropriately balance ITC’s standalone business initiatives while also successfully advancing the transaction with Entergy.

As I have stressed, we have worked hard to build organizational strength and capacity to effectively position the Company to successfully undertake multiple strategic initiatives at one time. As a result, we have remained focused as an organization on ensuring that we are not distracted on either front. As we fully realize the importance of sustaining the business we have built over the last decade while continuing to expand and grow to deliver on the inherent benefits that our business model brings to all stakeholders.

Overall, system performance for our operating companies remains strong and we continue to see improvements in reliability as time progresses. As we have discussed, operational excellence is the cornerstone of our business and is critical to all that we do as an organization. On our second-quarter call, I highlighted the new system peak realized for METC and ITC Midwest in July and how well our systems perform during this time given the stress conditions here in the Midwest. We were very satisfied to be able to sustain this level of performance throughout the summer season.

Improved system performance is a direct result of our maintenance and capital investment program in place for all of our operating companies. We are well on track to complete our maintenance objectives for 2012 on time and under budget for the year. Our capital investment plans are also well in line with our expectations. The level of capital for the first nine months of 2012, which total approximately $626 million, are roughly equal to the total amount invested in 2011 and we are well on our way to surpassing our prior annual capital investment peak.

These capital investments are critical to achieving improved system reliability, congestion relief, nondiscriminatory access to all generating resources, and the development of a regional infrastructure to support a robust twenty-first century grid. While we remain focused on our core operations, we have also continued to make progress on our standalone strategic initiatives.

Just last week, we announced the ITC Great Plains Expansion Project, which represents a portfolio of high voltage electric transmission projects in the SPP Region. ITC Great Plains Expansion Project was developed through more than a year of extensive study of regional needs that involves five primary 345-kV lines totaling approximately 2,700 miles consisting of multiple segments originating in Nebraska, Kansas, Oklahoma, and Texas, and terminating in Iowa, Missouri, and Arkansas.

Importantly, ITC Great Plains Expansion Project is an AC-based approach that takes into consideration the interconnectivity of the power grid and provides a solution to integrate a variety of energy resources, enhance grid reliability, and provide flexibility throughout the SPP footprint. The proposed project draws upon ITC’s track record as a best in class, independent transmission developer and operator, as evidenced by the success of our existing projects and partnerships with local utilities in the Great Plains region.

Our leadership, vision, and positioning on this front continues to keep ITC in the forefront of identifying and advancing critical transmission infrastructure across the nation. We look forward to working collaboratively with SPP and other SPP stakeholders to progress the project and underlying segments through the SPP planning process. We believe that this approach is imperative in facilitating the advancement of these projects in the long term. Our current expectation is that most of the project development will fall outside of our current five-year standalone plan, given the amount of time necessary for the projects to be successfully navigated through the planning process.

Turning now to regulatory developments. As I’m sure most of you are aware, there have been a couple of developments since our last call in early August. The first development I would like to address is the 206 complaint filed with FERC by IP&L in September 14th against ITC Midwest Attachment FF Recovery Mechanism. The provision of Attachment FF in the MISO Tariff allows for up to 100% reimbursement of the cost of eligible network upgrades required for new qualifying generating facilities to be connected to facilities owned by ITC Midwest and was approved by FERC in 2008.

In its complaint, IP&L request that FERC: (1) Investigate the justness and reasonableness of ITC Midwest Attachment FF policy, (2) establish a refund effective date of September 14, 2012, and (3) establish hearing procedures. On October 4th, ITC Midwest filed a response requesting that FERC dismiss this complaint, as IP&L failed to meet the burden of proof while also outlining why ITC Midwest Attachment FF remains just and reasonable.

The response highlights the fact that this cost-allocation methodology is not simply a policy approved four years ago for ITC Midwest service territory, but it is also consistent with the approach utilized by the Commission for decades and formally adopted in Order 2003. This same cost-allocation approach is utilized by other RTO Regions, such as SPP and ERCOT, as well as certain other MISO zones.

In adopting the Attachment FF Reimbursement Policy within MISO, the Commission cited the importance of new transmission in encouraging new resources, and reiterated the need to (1) limit opportunities for transmission providers to favor their own generation, (2) facilitate market entry for generation competitors by reducing interconnection cost and time, and (3) encourage needed investment in generator and transmission infrastructure.

The Commission’s goal of a level playing field for generator developers, whether incumbent utilities or independent power developers, continues to be furthered by the 100% reimbursement policy. With our response now on record, the matter resides with FERC and there is no stipulated period for FERC to act. However, we expect that the FERC will continue to find Attachment FF just and reasonable.

As we discussed on our last call, in May FERC issued a complaint against the MISO formula rate tariff protocols. This complaint also remains with FERC and FERC has indicated its intent to issue its finding in that proceeding by February of 2013. As ITC is a MISO transmission owner, we are party to the case, notwithstanding the fact that we have our own formula rate protocols. ITC filed a response to this complaint detailing how our protocols and practices differ from the MISO-wide protocols, and how ITC’s approach alleviates the specific concerns first cited in its complaint.

With respect to Order 1000 implementation, both MISO and SPP are expected to soon file the compliance plans, which will address how the respective RTOs intend to comply with the provisions of Order 1000. We expect the MISO and SPP compliance filings to propose very similar planning and cost allocation processes to those that each utilize currently, and to detail on how each RTO will determine that those projects which will no longer be subject to the right of first refusal, ROFR provisions, as well as how those parties will be selected to construct the non-ROFR projects.

The MISO compliance filing is expected tomorrow, October 25th, while the SPP compliance filing is due November 12th. Once filed, FERC has no stipulated period to rule on the filings. However, we currently expect FERC to act on the compliance filings within the first half of 2013, with the RTOs likely beginning to implement the new requirement at the start of the subsequent planning process for each RTO. The second phase of Order 1000 compliance filings relating to the interregional coordination and cost allocation provisions are due in April of 2013.

Lastly, while ITC is not a direct party in the New England ISO Base ROE complaint, we continue to monitor the matter. With the impasse on settlement discussions in early August, the complaint has now moved to a full hearing with the procedural schedule providing an initial decision in 2013. The complainants have filed their briefs and the New England transmission owners are expected to file theirs in November. Our position on this matter remains the same and we continue to believe that FERC will support previously established ROEs that remain within a currently measured zone of reasonableness.

While the third quarter was certainly active for our standalone business, we also recently made significant strides in advancing the Entergy transaction to a successful close by initiating the regulatory approval process, both within the retail jurisdictions and at FERC.

We began making our joint retail applications in early September and have now filed with the Louisiana Public Service Commission, the New Orleans City Council, the Arkansas Public Service Commission, and the Mississippi Public Service Commission. We expect to make our joint filings with the Public Utility Commission of Texas in the fourth quarter of this year.

In addition, we also initiated the regulatory approval process at FERC in late September, which included joint 203 and 205 applications for the change of control of the Entergy transmission operating companies that will be created through the transaction, as well as establishing new rate tariffs for these operating companies.

FERC has 180 days to rule on the 203 and 205 applications. In parallel with our regulatory applications at FERC, MISO also made a filing for the necessary tariff changes to address the implementation period between a closing on our transaction and Entergy’s full transition to MISO in late 2013.

Lastly, both ITC and Entergy expect to file several 204 applications with FERC in the fourth quarter, which will seek approval of the anticipated financings for the transactions. We also anticipate approval of these applications upon approval of the 203 and the 205 applications.

All of these regulatory applications address the significant benefits of the transaction, and make a strong case as to why the transaction is clearly in the public interest. Further, they explain the unique opportunities presented by the transaction as it relates to the challenges that the US electric industry will face in the coming years due to the advances in technology and shifts in public policy requirements.

These drivers have created a need to upgrade and modernize energy infrastructure across the US, which will require levels of capital investment that have not been seen since the late 70s and 1980s. Central to this infrastructure transformation is the emphasis on modernization of the transmission grid to serve as the backbone of the nation’s utility infrastructure.

The proposed transaction is part of the solution to address the increasing requirements for new capital investment across the space and sets the course for strategic modernization of the transmission grid. In addition to the regulatory filings, we have also initiated processes for other key approvals required for the transaction. Which include ITC shareholder approval, pre-merger notification under the Hart-Scott-Rodino Act, and receipt of an IRS private letter ruling.

In late September we filed a preliminary S-4 proxy statement with the SEC and we are planning to make our Hart-Scott-Rodino pre-merger notification filing before year-end. Lastly, the private letter ruling confirming the tax-free treatment of the transaction was filed with the IRS in late July.

We are very pleased with the progress we have made with our approval process for the transaction and are confident that the current process remains on target to support the transaction closing in 2013 as originally contemplated. In parallel to this process, Entergy also continues to pursue the regulatory approvals it requires to join MISO. To date, Entergy has filed with all of their retail regulators seeking approval of the move.

In Louisiana, the Louisiana Public Service Commission has conditionally approved the move, but the City Council of New Orleans has not yet acted on the application. In Arkansas, a Public Service Commission issued an order, essentially identifying 19 conditions that both Entergy and MISO must satisfy in order to gain their approval. Both Entergy and MISO filed responses to the 19 conditions, however, the Commission has not yet ruled as to whether or not the filed responses satisfy such conditions.

In Mississippi, Entergy and the staff of the Public Service Commission have reached a settlement that will allow for Entergy Mississippi to join MISO. This settlement has yet to be approved by the Commission.

In Texas, Entergy Texas reached a non-unanimous settlement with key parties in that proceeding, and the administrative law judge overseeing the MISO case recently issued a proposal for decision which he recommended approval of the settlement and determined the move to MISO to be in the public interest. The Public Utility Commission of Texas has not yet taken official action on the matter.

However, on October 19, the Texas Commission held a special session to discuss Entergy Texas’s application to join MISO. During this meeting, the commissioners indicated that they could approve the proposed settlement if Entergy were to agree to certain additional conditions. Yesterday, Entergy filed a response to the Commission that seeks to address the Commission’s concerns related to the settlement and satisfy the additional conditions raised during the open meeting. The Texas Commission is expected to make an official decision on the move by the end of the month.

Naturally, we continue to monitor this process very closely and remain confident that Entergy will be successful in its efforts to receive the necessary approvals to join MISO in a matter that will support the transaction closing in 2013. As we finish out the last quarter of the year, we continue to focus on balancing our efforts between our stand-alone plans and the transaction, and believe that we have positioned ourselves for a successful 2012.

This success should serve us well by providing the required foundation for continuing to deliver our stand-alone five-year plan, as well as successful close to the Entergy transaction. I will now turn the call over to Cameron for the financial update.

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Thanks, Joe, and good morning, everyone. For the third quarter of 2012, ITC’s reported net income on a GAAP basis was $51.2 million, or $0.98 per diluted share, as compared to reported net income of $44.0 million, or $0.85 per diluted share, for the third quarter of 2011. GAAP net income for the nine months ended September 30, 2012 was $139.6 million, or $2.86 per diluted share compared to $129.0 million, or $2.49 per diluted share, for the same period last year.

Operating earnings for the third quarter of 2012 were $56.0 million, or $1.07 per diluted share, compared to $44.0 million, or $0.85 per diluted share, for the third quarter of 2011. For the nine months ended September 30, 2012, operating earnings were $159.4 million, or $3.05 per diluted share, compared to $129.0 million, or $2.49 per diluted share, for the same period last year.

Operating earnings are reported on a basis consistent with how we provided our earnings guidance for the year, and exclude the following items that were not reflected in guidance and do not impact the future earnings potential for the business. Number one, after tax expenses of approximate $4.8 million, or $0.09 per diluted share, for the quarter and $11.3 million, or $0.21 per diluted share, for the nine months ended September 30, 2012 associated with the Entergy transaction. And two, after tax expenses of approximate $8.4 million, or $0.16 per diluted share, for the nine months ended September 30, 2012, associated with the estimated refund liability for certain acquisition accounting adjustments for ITC Midwest, ITC Transmission and METC, resulting from the ITC Midwest FERC audit order issued in May of 2012.

The increase in operating earnings for the quarter and year-to-date period was largely attributable to higher income associated with increased rate base and AFUDC at our operating companies. Partially offsetting this increase for the year-to-date period, was lower revenues associated with the final amortization of the ITCTransmission rate freeze revenue deferral which expired in May of 2011.

During the first nine months of year, we’ve made very good progress with respect to our capital investment plans for 2012. Capital investments across all of our operating companies totaled $626.2 million through September 30, 2012, including $173.6 million, $113.6 million, $266.1 million, and $72.9 million at ITC Transmission, METC, ITC Midwest, and ITC Great Plains, respectively.

We are very pleased with how our organization has responded to the significant ramp-up in capital investment requirements this year. As Joe noted, as of September 30, we have invested roughly the same level of capital as the full year 2011, and substantially more than in any other prior year since the inception of ITC in 2003.

As a result of the progress we have made during the first nine months of the year, we remain very well-positioned to meet or exceed our overall performance objectives for 2012. From an operating earnings perspective, we are today updating our operating earnings per share guidance to a range of $4.10 to $4.15 from the prior range of $3.95 to $4.05. This increase in guidance is primarily attributable to both the absolute level of capital investment we expect to realize in 2012, as well as the timing of such investments. In addition, the increase is also reflective of lower expected, non-recoverable net interest expense, and slightly lower expected non-recoverable expenses. In addition, we are also updating our aggregate capital investment guidance for the year to a range of $780 million to $825 million from the previous range of $750 million to $820 million.

The new capital guidance range includes capital investments of $210 million to $220 million, $150 million to $160 million, $320 million to $335 million, and $100 million to $110 million at ITCTransmission, METC, ITC Midwest and ITC Great Plains, respectively.

Turning now to our financial requirements and liquidity position, in the third quarter, we continued to make good progress on our 2012 financing plan. In August, we executed a one-year $200 million term loan at ITC Holdings priced at one-month LIBOR plus 100 basis points. Our financing calendar for the remainder of the year is very light, with just one additional financing for METC which we expect to complete in the coming weeks.

With the 2012 capitalization requirements largely behind us, we are now beginning to shift our focus to preparing for our 2013 financing plan, which we anticipate to be quite robust. In addition to new capital requirements to continue to fund our ongoing investment plans, we also have new debt maturities totally approximately $650 million at ITC Holdings and ITC Transmission.

For ITC Holdings, we have $267 million of senior notes maturing in July, and the $200 million term loan in August. We expect to refinance both of these maturities with a larger long-term financing next year. For ITCTransmission, we have $185 million of first mortgage bonds maturing in July, which we anticipate refinancing with a new series of first mortgage bonds.

Although we have a significant amount of financing activity to accomplish, we very much believe that the market appetite for our credit remains quite good, and the current attractive financing environment will continue well into next year. As for our current liquidity position as of September 30, 2012, we had $30.0 million of cash on hand at $410.7 million of net undrawn revolver capacity, bringing our total liquidity position to approximately $440.7 million. As a reminder, our total capacity available under our revolving credit facilities is currently $725.0 million.

The business continues to produce strong and predictable cash flows that support efficient capitalization of our ongoing investment requirements. For the first nine months of 2012, cash from operations totaled approximately $258.0 million. Although this amount reflects a decrease of approximate $28.2 million as compared to the same period in 2011, this decrease is largely attributable to the impact of our formula rate true-ups in both periods. Excluding the impact of the true-ups, operating cash flows increased approximately $27.0 million for the first nine months of 2012, as compared to the same period last year.

We believe that the Company remains very well capitalized, with the appropriate access to capital, to continue to execute on our strategic plans going forward. From a capital allocation perspective, as you’re likely aware, we increased our quarterly dividend in August to approximately 7%, to $0.3775 per share, or $1.51 on an annualized basis.

This increase marks the seventh consecutive year that ITC has raised its quarterly dividend. This year’s 7% increase was slightly higher than our typical historical annual increases, which have averaged approximately 5%, but was consistent with our recent commentary regarding our dividend expectations. As we have noted, we see additional flexibility with respect to dividend increases going forward, as compared to our historical approach, while still preserving sufficient capital to fund anticipated development opportunities.

Naturally, given the impending Entergy transaction and nature of our development activities, we will continue to monitor and evaluate the capital requirements of the business in order to strike the appropriate balance between efficiently financing our reinvestment requirements, while also striving to increase our return of capital to shareholders.

Before concluding, I’d like to provide a brief update with respect to progress on some of the key projects that comprise our five-year capital plan. Our standalone five-year plan provides for approximately $4.2 billion of capital investment from 2012 through 2016, and supports a long-term compound annual growth expectation for earnings per share in the range of 15% to 17% over this period.

Wind construction continues for Phase 1 of the Thumb Loop Project, while right away acquisition remains in progress for Phases 2 and 3 on the eastern side of the project. We expect approximately 60 miles of this project to be placed into service in 2013, with the remaining approximately 80 miles going into service in 2015. This schedule supports the current RPS mandates within Michigan by providing the necessary transmission infrastructure within the previously approved wind energy development zone in the Thumb region.

With respect to the ITC Great Plains projects, which are currently under construction, the second phase of the KETA project is on schedule for completion at the end of this year. Construction also started this month on the first substation of the Kansas V-Plan project, and line construction is expected to begin in the fourth quarter of 2012, keeping this project on track for an in-service date at the end of 2014.

Lastly, were are also making good progress on advancing our portions of the four MVP projects in MISO with routing studies underway. We expect to initiate the siting processes for these projects in 2013. As a reminder, these projects are expected to provide broad regional benefits, commensurate with costs, and also support approved state and federal energy policy mandates in the MISO region. ITC expects to invest more than $600 million in its portions of these MVP projects.

We are again pleased to be able to report strong financial results for the first nine months of 2012. Our performance provides a solid foundation for executing on our full-year goals and objectives, as well as our five-year capital plan. We remain focused on our standalone plan and sustainable growth initiatives, while also continuing to advance the Entergy transaction to a successful close in 2013. With that, I’d like to open the call to answer questions from the investment community.

Operator

Remarks heard prior to the introduction were associated with a participating party and were not made by the company and I apologize for any confusion.

(Operator Instructions)

Our first question comes from the line of Jonathan Arnold.

Jonathan Arnold - Deutsche Bank

Hi, good morning. A couple of related questions. Cameron, do you anticipate giving 2013 guidance given the pending merger? And, if you do anticipate giving it, when do you think that would be?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

First question, the answer is yes, we do anticipate providing an operating earnings guidance estimate for 2013. Somewhat consistent with how we approached 2012 in the context of obviously excluding transaction related expenses. I would anticipate being in a position to do that prior to the end of the year, Jonathan.

We need to, obviously, get through our process with our board and whatnot before we are in a position to do so. But, our expectation is currently we would be prepared to do that prior to the end of 2012.

Jonathan Arnold - Deutsche Bank

So, you have typically done that a little earlier than this? What was different about the process with the board?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Nothing really, just a timing perspective with respect to board meetings and sequencing that through our ordinary process with them. So, we have a few things going on and, obviously, have a lot to work through with our board, so it is just a function of timing.

Jonathan Arnold - Deutsche Bank

Is it reasonable to expect it by the Edison Conference in a couple of weeks?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Probably not unreasonable to expect it. But I think that’s probably a reasonable timeframe for us to be able to release it.

Jonathan Arnold - Deutsche Bank

Okay. Then, secondly, any thoughts about whether you would update the five-year capital plan sometime later this year or earlier into next on a standalone basis, or is that sort of not going to happen?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

I don’t know that I would say it is not going to happen at this point. We continue to debate whether or not we think that’s an appropriate thing to do given the Entergy transaction that’s outstanding, also in light of the fact that we don’t anticipate the standalone plan being our plan going forward.

But, I would tell you at this stage we continue to debate that and discuss that internally in trying to determine whether or not we think that’s an appropriate thing for us to do, or whether or not our time is better spent continuing to focus on closing the Entergy transaction in 2013, as we anticipate we will. So, more to come on that, I would say, at this stage. We haven’t made a determination as to whether or not we intend to do that.

Jonathan Arnold - Deutsche Bank

Great, thanks very much, Cameron.

Operator

Thank you. Our next question comes from the line of James Dobson with Wunderlich Securities.

James Dobson - Wunderlich Securities

Good morning. I guess maybe starting with Joe. If we look at the capital spending and then consider the potential, and I heard your defense of it, but just considering that FERC could potentially overturn the Attachment FF, how would you anticipate that would impact capital spending if, in fact, it was overturned and maybe split more like 50/50 or something like that?

Joe Welch - ITC Holdings Corp. – Chairman, President & CEO

I actually don’t think that at this particular juncture that it would have a significant impact on capital spend going forward. Basically, most of the generator interconnection work that we have seen which is — this one coming from Iowa was predominantly driven mostly by renewables in that state. A lot of that has started to tail off. Iowa has quite a bit of renewables in it.

We still, as you know, have the Thumb Loop here in Michigan, but that really is under a different set of rules as that was directed for by the state and run through the MISO MVP process and so that one is being regionally shared, so I don’t think that it has a huge impact.

Cameron Bready - ITC Holdings Corp. – EVP & CFO

If I could, I might just add a couple of other comments. As you know, in our five-year plan, we do have a basket of investment opportunities associated with network upgrades to support generator interconnects. Many of those we’ve been making in 2012, and a substantial portion of that is associated with the Thumb Loop project as Joe noted.

I think going forward, we would have to assess to the extent Attachment FF were to change, some of the projects probably reflected in there relate to network upgrades that might otherwise need to be made in the ordinary course of business. So, we’d have to take a look at whether or not our planning would necessitate those projects being otherwise necessary, particularly in the ITC Midwest footprint given the state of that system. So, it is a little difficult today to put a pinpoint estimate to the impact, but I don’t think we would expect it to be substantial relative to overall capital investment opportunities and requirements.

James Dobson - Wunderlich Securities

That’s great and very helpful. Joe, then switching to transmission incentives, a recent decision by FERC wants some people to believe, and others not, particularly maybe Commissioner Moeller, that some policy on transmission incentives is changing. I just wondered if you could give us your latest thoughts on how FERC and others are thinking about transmission incentives?

Joe Welch - ITC Holdings Corp. – Chairman, President & CEO

I think that over a reasonable amount of time, clearly in excess of a year or year-and-a-half, there has been a lot of questions raised as, are all incentives needed? And are they needed to make things go forward? And I think that there’s been a healthy dialogue on that. As I still view it, that I think it is going to be really tough for someone to get us an incentive for FERC to build just a line. Once they’ve gotten to that point to build a line, and I think that’s what you saw, that I think FERC is willing to give them something like construction work in progress to help do the cash flow issue to get the construction work done on the line.

However, there’s a big difference between building a line and taking over a system that’s in desperate need of repair, because the capital needs on a system that’s in desperate need of repair, and I will use ITC Midwest as a good example of that, that there’s a sustaining, ongoing cash drain that goes on for years to rebuild that system and I don’t think that FERC has heard this yet, but I don’t think they are going to take the position that they want to wait to rebuild the system. This ties into, clearly, to some of the discussion that you were having on Attachment FF that, as Cameron tried to highlight, that ITC Midwest, a lot of network upgrades had to be made just to interconnect generators because the system was in such poor condition. And that had been made anyway.

And, so, FERC realizes that there’s going to be a huge capital draw, especially on systems that are not performing well, and I think that we will be able to make that case and I think we will be supported on that because they clearly want to get the performance of the grid, by and large up, and there’s a lot of systems out here that are just not performing.

James Dobson - Wunderlich Securities

That’s great, I appreciate that. And then, lastly, Cameron, just to be clear on Hold Co debt, I appreciate the refinancing of $350-odd million in 2013, but are there new capital needs at Hold Co?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

In 2013?

James Dobson - Wunderlich Securities

Yes, sir.

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Yes, I expect that there will be. We have, as I mentioned, $467 million now of debt maturities at ITC Holdings in 2013, the combination of the $267 million of senior notes and $200 million term loan. And, we are still fine-tuning our estimates for 2013 from a new capital perspective, but I would anticipate that could be an additional $200 million plus at Holdings, so, bringing the total Holdings requirement in the $650 million range. Just using rough numbers.

So, a fair amount of financing requirement at the Holdings level, but again, part of what we were trying to do with the term loan this year was make it a more sizable offering in 2013 that would position ITC to actually issue public debt, which is something we haven’t done historically, and those will be good benchmark-size offerings in advance of the transactions that we would need to effectuate for the Entergy closing. So, we see it as a good opportunity for ITC to actually tap the public markets from a debt perspective as opposed to simply the 144A and the 4(2) private markets, which we typically utilize, historically.

James Dobson - Wunderlich Securities

That’s great, thanks so much.

Operator

Thank you. Our next question comes from the line of Kevin Cole with Credit Suisse.

Dan Eggers - Credit Suisse

Hey, guys, this is Dan, actually. Question number one, I guess there is this movement in Michigan around the 25 by 25 proposal for renewables. As you guys assess that, including the Michigan Utilities have raised some concerns about the ability to hit that goal, do you see a significant CapEx opportunity much like the Thumb Loop and how your involvement in that process is going at this point?

Joe Welch - ITC Holdings Corp. – Chairman, President & CEO

It’s to be seen. I’m not sure that while they have raised the goal, it just depends on if they — where they’re attempting to raise the goal, let me say that, and then it just depends on where they want to build it. Clearly, if they build it in the Thumb, I believe that we’d be positioned real well and it wouldn’t require a lot of capital.

If they do it other places in the state, because, if you recall, when Michigan was going through the wind zone process, there were other areas that they had identified as potential wind zones, and clearly we did not build, nor did Michigan select that, as one of the places where they were going to have wind developed. If they did that, then we would actually have to build more transmission. So, to answer your question directly, it really depends on the location of where the wind gets developed as to whether we will have to capital opportunity or not.

Dan Eggers - Credit Suisse

Okay, go it. And then just on this SPP investment opportunity, the 2700 miles. How should we be gauging thought process for when we will get more details when that sizing will get done? And, more of a view on how much of an opportunity that’s going to be for ITC relative to some of the other SPP participants?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Dan, it is Cameron. I will provide a little bit of color. I’ll ask Joe to jump in if he has anything, in addition. Generally, what we would expect from here on forward is to progress this opportunity through the SPP planning process. We believe it is very important that this is facilitated through the RTO planning process. We think that’s the appropriate avenue to advance this, particularly now that RTOs like SPP and MISO, as well, have tried to develop more progressive planning and cost allocation principals that would facilitate considerations of projects like the ITC Great Plains Expansion Plan.

So, as we noted in our prepared remarks, this is, obviously, I think setting the stage in SPP for the period, really beyond our current five-year plan, just given the amount of time we would anticipate it would require to evolve through the planning process and then, ultimately, through citing thereafter. I don’t think it is unreasonable to expect that this is something that could be sequenced as a series of projects over a period of time. And it is not unreasonable to expect, and I think we would clearly encourage, collaborative participation with other participants in that marketplace, and that is something that we are try to facilitate and pursue as well. So, kind of a long-winded answer to your question, I know, without a specific date and time in terms of when you would hear more specificity.

But, I think as we continue to promote this through the SPP planning process, and we begin to see how SPP will evaluate it relative to the various scenarios they’re considering in terms of the planning, we will be able to provide more color as to what we think in terms of a timing expectation, as well as how we see ITC participating in this, as well as the potential for others to participate as well.

Dan Eggers - Credit Suisse

Okay, great. Thanks. I guess just one last question on the MVP which I guess is thought of as the first version of what SPP could evolve into. Part of it has been your ability to invest capital in specific projects and part of it was the idea of making progress by more JV projects with other MISO participants. Can you just give us an update on where that JV process opportunities are? And is there a timeline where we could expect to see some more capital opportunities going that way over the next 12 months as you see it right now?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

I think in general I would characterize the current environment as constructive in terms of the dialogue that we are having with the variety of participants. We’re, obviously, not yet in a position to share any specific opportunities or specific relationships that we are trying to foster and further develop in the region, but I am encouraged by the level of dialogue and the level of activity that we’ve been engaged in with respect to other transmission owners with whom we may have an opportunity to partner.

So, I hope to be in a position to provide more color and share details on some opportunities here in the not-too-distant future. We’re obviously not at that stage today, but I think, given a variety of reasons, and every partner we are talking with probably has a different rationale for wanting to engage in a dialogue but, for a variety of reasons, I think we’re seeing the level of dialogue and the level of willingness to engage in discussions around those types of opportunities as improving. So, I remain hopeful that there will be opportunities that materialize as a result of that incremental to those portions of that project that we would expect to undertake on our own.

Dan Eggers - Credit Suisse

So, Cameron, does that mean you, in the next quarter or two, you think you would have something more to kind of fill up the development pipeline?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Well, I think we have a lot of things that are obviously advancing as it relates to the development pipeline. I don’t want to put a specific timeframe out there in terms of when we will share incremental details or incremental opportunities more broadly. I think that is going to be a function of the state of play with respect to the initiatives that we are advancing.

We have, essentially, committed that when we have something advanced to the point that we would characterize it as an advanced stage opportunity, and one that we feel confident about having secured the rights and opportunity to develop it and construct it. We will provide more color at that time, but as I’ve tried to stress lately, the competitive dynamic in the market is continuing to evolve. Order 1000 will serve to reshape that to some degree.

And, naturally, we are a little cautious in terms of the information we want to share broadly just given the nature of the dialogues that we are having and the opportunities we are pursuing. So, I realize the market has a strong appetite for more information and we are trying to balance that against a competitive dynamics that continues to increase, and we just want to be sensitive not to, obviously, undermine any of our activities by providing information prematurely.

Dan Eggers - Credit Suisse

No, absolutely. Thank you. Five years we get impatient for some perverse reason. Thank you, guys.

Cameron Bready - ITC Holdings Corp. – EVP & CFO

We understand. Thanks.

Operator

Thank you.

(Operator Instructions).

Our next question comes from the line of Michael Bates with DA Davidson.

Michael Bates - DA Davidson & Co.

Good morning, guys. I wanted to follow-up on the FERC 1000 review. In the past, Joe, I believe you said that the ROFR issue was not something that had a real material effect on ITC’s strategic decisions. Do you still believe that to be the case?

Joe Welch - ITC Holdings Corp. – Chairman, President & CEO

I do. Look, ITC is a transmission-only company. And, we are going to see rules evolve out there as we move forward over time, and they are going to continually change. FERC is trying to do a whole host of things, and with each change in the administrative leadership, we kind of get a little bit different deviation from their North Star. Their North Star being building more transmission and let’s get it into the marketplace.

FERC has been frustrated at times with a lack of a planning process and wanting to get more regional plants built. FERC has been frustrated with getting people to focus on the reliability of the grid. So, FERC is going to continue to try to push in a way to get more entrance into the transmission business. Being singularly focused like we are, we can adjust and shift ourselves pretty fast.

I think that by any stretch of the imagination, you will find us to be a pretty innovative company and we are also very competitive on how we think about things as witnessed by the fact that we are the first people to go out and run development projects. And I can remember having conversations six and seven years go with people that we were going to do this and it takes about that long for this to work through the pipeline. ROFR is one of those areas where we will have to adjust ourselves, but I don’t think it is going to have a material impact on our focus on transmission, and the fact that we are one of the best operators and best constructors in the country. So, I think we will be in the middle of all of it and no change in focus.

Michael Bates - DA Davidson & Co.

Great. Then, just as we’ve had a little bit of time now to kind of digest the Arkansas Commission’s preconditions to approving Entergy’s entrance into MISO, I wonder if you could give us some color. Are there certain preconditions that you could foresee actually changing your’s or the board’s mind whether the Entergy deal is really in ITC’s favor or would be beneficial going through it?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Michael, it is Cameron. Let me try to address that, and if I don’t get to the heart of your question let me know. Just as an opening matter, clearly, whether it is Entergy’s proposal to join MISO or our transaction in particular, to the extent that conditions are put on the transaction that obviously have an impact as to how we think about the opportunity or impact how we are regulated as an independent transmission business. And the value proposition associated with the transaction that would naturally cause us and our board to obviously have to consider whether or not advancing is appropriate. And there is obviously language in the merger agreement to try to get to those particular types of things that could develop. Naturally, we don’t anticipate that being the case, end of day.

As it relates to the Arkansas order, in particular, that’s something that really impacts Entergy and the Entergy operating companies and their efforts to join MISO. I think as I look at the conditions that are included there and their response, I think sitting here today we would have to wait and see through our process and Arkansas, what conditions that the Commission might want to put on our transaction separate in its thing from Entergy’s opportunity to join MISO, which is really their proceeding, and see what may manifest itself in our proceeding as to whether or not we’d have to, frankly, consider what those mean relative to our willingness and ability to continue to push forward with the transaction.

So, at this stage, it is a little premature to say. And, again, the conditions that they are or have indicated they would like to see on Entergy’s application to join MISO is something that impacts them, and we need to wait and see how our transaction progresses through the regulatory process before we’d be able to comment more specifically.

Michael Bates - DA Davidson & Co.

All right, thank you.

Operator

Thank you. Our next question comes from the line of Neil Kalton with Wells Fargo Securities.

Neil Kalton - Wells Fargo Securities, LLC

Good morning, everyone. I’d just have a quick question on the Hold Co debt maturing next year, the $267 million, I think it is at 5.25%. Refresh my memory, I think you had hedged some of the interest cost out of that, in the past, at a certain rate. If that’s right, could you remind us how much was hedged and at what rate?

Cameron Bready - ITC Holdings Corp. – EVP & CFO

Sure. We had a series of hedges we put in place, Neil. We’ve hedged, in aggregate, about $175 million of the what I anticipate to be now probably $650 million Hold Co offering next year, rough numbers. The $175 million is not rough number, that’s a specific number, the $650 million is a rough estimate.

The $175 million, in aggregate, I expect we hedged underlying Treasury rates, we didn’t hedge the spread, naturally, but I would anticipate that the $175 million is hedged at a rate of, call it high 5%’s, pretax. All in. The Treasury is probably a little under 4% and I’m anticipating a 200 basis points of spread, so that gives you a sense as to where that portion of that would be priced. And then the balance, the remaining components that un-hedged would be priced at whatever market is at the time we go to market next year.

Neil Kalton - Wells Fargo Securities, LLC

Okay, perfect, thanks.

Operator

Thank you. I’m not showing any further questions at this time. I would like to turn the call back to management for closing remarks.

Gretchen Holloway - ITC Holdings Corp. – Director, Investor Relations

This concludes the question and answer portion of our call. Anyone wishing to the hear the conference call replay, available through Monday October 29th, should dial 855-859-2056 toll-free or 404-537-3406. The passcode is 38090652. The webcast of this event will also be archived on the ITC website at ITC-Holdings.com. And thanks, everyone. Have a great day.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone have a great day.